Mail Stop 4561

September 12, 2008

Mr. Jerome Mahoney
President, CEO & CFO
iVoice Technology, Inc.
750 Highway 34
Matawan, NJ 07747

>   **Re: iVoice Technology, Inc.**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
>   **File No. 333-120490**

Dear Mr. Mahoney:

        We have reviewed your response letter dated September 10, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 22, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A(T) Controls and Procedures

1.   We have reviewed the proposed disclosures provided in your response to prior comment 1. We note that your proposed disclosures do not address Item 308T(a)(1) and (3) of Regulation S-B. In this regard, you should revise your disclosures to include the following:

- Include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308T(a)(1) of Regulation S-B.

- Include management's conclusion on the effectiveness of your internal control over financial reporting. We note your proposed disclosures indicate that you conducted an assessment of internal controls over financial reporting, however, the conclusion you disclose relates to disclosure controls and procedures. As we noted in our letter dated August 22, 2008, internal controls over financial reporting and disclosure controls and procedures are two distinct types of controls requiring independent assessments and disclosures. That is, your disclosures within this section will report the conclusions on two separate assessments, one for internal controls over financial reporting and one for disclosure controls and procedures. Refer to Items 308T(a)(3) and Item 307 of Regulation S-B, respectively.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant